                                                               Exhibit (a)(2)


                           CREDIT SUISSE FIRST BOSTON
                              Eleven Madison Avenue
                            New York, New York l0010

                              NATIONSBRIDGE, L.L.C.
                                767 Fifth Avenue
                            New York, New York 10153

                            BANQUE NATIONALE DE PARIS
                                 499 Park Avenue
                            New York, New York 10022

Bruckmann, Rosser, Sherrill & Co., Inc.
126 East 56th Street
New York, New York 10022

Attention:        Mr. Bruce Bruckmann
                  Mr. Steve Sherrill

                                                                February 2, 1998

                                      Project Q
                                     Bridge Loan
                                  Commitment Letter

Ladies and Gentlemen:

                  You have advised Credit Suisse First Boston ("CSFB"), NationsBridge, L.L.C. ("NLLC") and Banque Nationale de Paris ("BNP" and, together with CSFB and NLLC, "we" or "us") that a corporation (the "Acquiror") to be established by you intends to acquire (the "Acquisition") all of the issued and outstanding shares of capital stock (other than the Rollover Stock (as defined below)) of MEDIQ Incorporated, a Delaware corporation (the "Company" or "Holdco"), for a purchase price of $14.50 (consisting of $13.75 of cash and $0.75 of Senior Preferred Stock (as defined below)) per share of common stock pursuant to an acquisition agreement (the "Acquisition Agreement") to be entered into between the Acquiror and the Company. We understand that in connection with the Acquisition you will refinance all outstanding debt of the Company (other than $3.3 million of capital leases). You have further advised us that in connection with the Acquisition (i) you will make or cause to be made a cash equity contribution (the "Equity Contribution") to the Acquiror in exchange for all its outstanding capital stock, (ii) the Company will establish a new, wholly owned subsidiary ("Sub" or the "Borrower") to which it will contribute all of the Company's assets, (iii) the Acquiror will merge with and into the Company (the "Merger"), (iv) certain existing stockholders of the Company will rollover one million shares of common stock of the Company (the "Rollover Stock") into new equity of the Company (the "Rollover Equity"), (v) upon consummation of the Merger, the Company will have four classes of capital stock outstanding, senior preferred stock (the "Senior Preferred Stock"), rollover preferred stock (the "Rollover Preferred Stock"), junior preferred stock (the "Junior Preferred Stock" and, collectively with the Senior Preferred Stock and the Rollover Preferred Stock, the "Preferred Stock") and common stock, (vi) the existing stockholders of the Company will receive $20.0 million ($0.75 per share of common stock) of Senior Preferred Stock, (vii) the Company will issue senior discount debentures for aggregate gross proceeds of $30 million (the "Discount Debentures") pursuant to a Rule 144A/Regulation S distribution (the "Discount Debenture Offering"), (viii) Sub will obtain senior secured credit facilities (the "Senior Bank Facilities") in an aggregate principal amount of $225 million (consisting of $175 million of term facilities and a $50 million revolving credit facility (of which $1.7 million will be drawn at closing)) and (ix) Sub will issue senior subordinated notes (the "Notes") in an aggregate principal amount of $200 million pursuant to a Rule 144A/Regulation S distribution (the "Offering") or, in lieu thereof, obtain Bridge Loans (as defined) in such principal amount (the Acquisition and the foregoing transactions are collectively referred to herein as the "Transactions"). The approximate sources and uses of the funds necessary to consummate the Transactions have been provided to us in connection herewith. We understand that you intend to account for the Acquisition using recapitalization accounting.

                  In connection therewith, you have requested that we commit to provide bridge loans of up to $200 million (the "Bridge Loans") to the Company. CSFB is pleased to commit to provide 70% of the aggregate principal amount of the Bridge Loans, NLLC is pleased to commit to provide 20% of the aggregate principal amount of the Bridge Loans and BNP is pleased to commit to provide 10% of the aggregate principal amount of the Bridge Loans, in each case on the terms and subject to the conditions herein and in the Summary of Principal Terms and Conditions attached as Exhibit A hereto (the "Term Sheet") and in Exhibit B hereto (the "Conditions").

                  Each of CSFB, NLLC and BNP reserves the right and intends, prior to or after the execution of the definitive documentation with respect to the Bridge Loans (the "Bridge Loan Documents"), to syndicate all or a portion of its commitment to one or more financial institutions (such financial institutions, together with us, the "Lenders") identified by us in consultation with, and reasonably acceptable to, you, which Lenders will become parties to the Bridge Loan Documents. It is agreed that CSFB will act as the sole administrative agent for, and sole arranger and syndication manager of, the Bridge Loans and that no additional agents or co-agents or arrangers will be appointed without the prior written consent of CSFB. In connection with the syndication of the Bridge Loans, CSFB may, in its discretion, allocate to other Lenders portions of any fees payable to us in connection with the Bridge Loans. You agree that no Lender will receive any compensation or titles of any kind for its participation in the Bridge Loans except as expressly provided for in this letter or in the Bridge Loan Fee Letter referred to below. In connection with any syndication of the Bridge Loans, each of NLLC and BNP may elect to participate in such syndication and, if they so elect, such participation shall be on a pro rata basis.

                  It is understood and agreed that we shall be entitled, prior to the issuance of the Discount Debentures and the Notes, to change the aggregate principal amounts of the Discount Debentures and the Notes, in our sole discretion, in order to facilitate the successful placement of such securities (provided that the sum of the aggregate principal amounts of the Discount Debentures and the Notes as so changed shall remain equal to $230 million).

                  You agree to assist, and to cause the Company to assist, CSFB, NLLC and BNP in completing a syndication satisfactory to us. Such assistance shall include (a) your using commercially reasonable efforts, and your causing the Company to use commercially reasonable efforts, to ensure that the syndication efforts benefit materially from your and the Company's existing lending relationships, (b) direct contact between senior management and advisors of you and the Company and the proposed Lenders, (c) assistance by you and the Company in the preparation of an information package and other marketing materials to be used in connection with the syndication and (d) the hosting, with us, of one or more meetings with prospective Lenders and participants.

                  You further agree to provide promptly to us all information with respect to the Company and the Transactions and the other transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Bridge Loans. You hereby represent and covenant that, based on your review and analysis, to your knowledge

                  (a) all written information other than the Projections (the "Information") that has been or will be made available to any of us by you or any of your representatives in connection with the Transactions has been or will be reviewed and analyzed by you in connection with the performance of your own due diligence and, as supplemented as contemplated by the next sentence, is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not misleading in light of the circumstances under which such statements were or are made and (b) all Projections that have been or will be made available to any of us by you or any of your representatives in connection with the Transactions have been or will be prepared in good faith based upon what you believe to be reasonable assumptions. You agree to supplement the Information and the Projections from time to time until the completion of the syndication so that the representation and covenant in the preceding sentence remain correct without regard to when such Information and Projections were made available. You understand that in arranging and syndicating the Bridge Loans, we may use and rely on the Information and the Projections without responsibility for independent verification thereof.

                  As consideration for our commitments hereunder and agreements to perform the services described herein, you agree to pay to us the nonrefundable fees set forth in the Term Sheet and in the Bridge Loan Fee Letter dated the date hereof and delivered herewith (the "Bridge Fee Letter").

                  You agree to reimburse us and our respective affiliates, upon request made from time to time, for our reasonable fees and expenses incurred in connection with the preparation, execution and delivery of this letter and the Bridge Loan Documents and the activities thereunder or contemplated thereby, including without limitation syndication expenses (other than fees allocated in accordance with the preceding paragraph) and the reasonable fees and expenses of counsel to us and our respective affiliates, whether incurred before or after the execution of this letter; provided, however, that there shall be no obligation to reimburse any costs and expenses of us or our affiliates hereunder, including syndication expenses and fees and expenses of our counsel, (i) in excess of $250,000 (in the aggregate under this letter and the Discount Debenture Commitment Letter) in the event that the Acquisition Agreement is terminated and you do not receive any fees or reimbursement thereunder or (ii) in the event that the Acquisition Agreement is terminated and you pay to us the amounts described in the fourth sentence of the sixth paragraph of the Bridge Loan Fee Letter. You shall have no obligation to reimburse any of our costs and expenses, including the fees and expenses of our counsel, incurred in connection with the Note Offering except as set forth in the engagement letter dated the date hereof among you, Credit Suisse First Boston Corporation, NationsBanc Montgomery Securities LLC ("NMS") and BNP (the "Engagement Letter").

                  You hereby agree to indemnify and hold harmless CSFB, NLLC, BNP, their respective affiliates and their respective officers, directors, employees, agents, advisors and controlling persons (each, an "Indemnified Person") from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Bridge Loans, the use of the proceeds thereof, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, and to reimburse each such Indemnified Person for any reasonable legal or other expenses as they are incurred in connection with investigating or defending any of the foregoing; provided, however, that the foregoing indemnification will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or expenses to the extent that they are finally judicially determined by a court of competent jurisdiction not subject to further appeal to have resulted from the gross negligence or willful misconduct of such Indemnified Person.

                  No Indemnified Person shall be liable for any indirect or consequential damages in connection with its obligations hereunder or its activities related to the Bridge Loans.

                  You hereby agree, in accordance with the terms of a separate letter dated the date hereof between you, CSFB, NLLC and BNP (the "Bridge Loan Warrant Letter"), to make available to CSFB, NLLC and BNP and the Lenders warrants to acquire equity in the Company to assist in the syndication of Bridge Loans.

                  This letter is delivered to you on the understanding that neither this letter nor any other agreement between us related to this letter or the Transactions, including the Term Sheet, the Conditions, the Bridge Fee Letter and the Warrant Letter, nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, employees, agents and legal advisors who are directly involved in the consideration of this matter (and then only on a confidential basis) or (b) as may be required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof prior to any such disclosure); provided, however, that, after your acceptance of this letter, the Bridge Fee Letter and the Warrant Letter, (i) you may disclose this letter, the Term Sheet, the Conditions, the Bridge Fee Letter and the Warrant Letter and their terms and substance, on a confidential basis, to the Company and its directors, officers, employees, agents and legal advisors and (ii) you may disclose the material terms of the Term Sheet, Conditions and the Warrants (but not the Bridge Fee Letter or its terms and substance) in any offering memorandum or prospectus relating to a Loan Refinancing (as defined in the Term Sheet).

                  The reimbursement, indemnification and confidentiality provisions contained herein and in the Bridge Fee Letter and the Warrant Letter shall remain in full force and effect notwithstanding the termination of this letter or any Commitment hereunder.

                  Our offer to provide the Bridge Loans will terminate at 5:00 P.M., New York time, (i) on February 3, 1998, unless on or before that time you accept this letter by signing and returning an enclosed counterpart of this letter, the Bridge Fee Letter, the Warrant Letter, the Engagement Letter, the Discount Debenture Commitment Letter dated the date hereof and delivered herewith, the Discount Debenture Fee Letter dated the date hereof and delivered herewith and the Discount Debenture Warrant Letter dated the date hereof and delivered herewith and (ii) if accepted by you or on prior to such time, on July 31, 1998.

                  You agree to cause the Acquiror and the Company (the "Additional Parties") to become parties to this letter, the Bridge Fee Letter and the Warrant Letter upon or prior to the consummation of the Acquisition by executing and delivering to us counterparts of each such agreement. Each Additional Party will have the same rights, duties and obligations as you as if it were an original signatory hereto and thereto. We agree that, upon such execution and delivery of each such agreement by the Company, you shall be released automatically from all your rights, duties and obligations hereunder and under each such other agreement.

                  This letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This letter and CSFB's, NLLC's and BNP's commitment hereunder may not be assigned by you without the prior written consent of CSFB, NLLC and BNP (and any purported assignment without such consent shall be void). Each of CSFB's, NLLC's and BNP's commitments hereunder may be assigned by CSFB, NLLC and BNP, respectively, to any of its affiliates or any Lender. Any such assignment to an affiliate shall not relieve CSFB, NLLC or BNP, as the case may be, from any of its obligations hereunder unless and until the Bridge Loans so assigned shall have been funded in full by such affiliate. Any assignment to a Lender shall be by novation and shall release CSFB, NLLC or BNP, as the case may be, from its commitment hereunder pro tanto. This letter agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes all oral statements and prior writings with respect thereto (including the Bridge Loan Commitment Letter dated January 14, 1998, among you, CSFB and NLLC). This letter may not be amended or modified or any provision hereof waived except by an instrument in writing signed by you, CSFB, NLLC and BNP. This letter may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this letter by facsimile transmission shall be effective as delivery of a manually signed counterpart hereof. This letter shall be governed by and construed in accordance with the internal laws of the State of New York.

                  We appreciate the opportunity to assist you in this very important transaction.

                                      Very truly yours,

                                      CREDIT SUISSE FIRST BOSTON,

                                      By:
                                          -------------------------
                                          Name:
                                          Title:

                                      By:
                                          -------------------------
                                          Name:
                                          Title:

                                      NATIONSBRIDGE, L.L.C.,

                                      By:
                                               -------------------------
                                               Name:
                                               Title:

                                      By:
                                               -------------------------
                                               Name:
                                               Title:

                                      BANQUE NATIONALE DE PARIS,

                                      By:
                                               -------------------------
                                               Name:
                                               Title:

                                      By:
                                               -------------------------
                                               Name:
                                               Title:

Accepted and agreed to as of
the date first written above,

BRUCKMANN, ROSSER, SHERRILL
& CO., INC.,

By:
    -------------------------
    Name:
    Title:

                                                                 Exhibit A

                              Bridge Loan Facility
                  Summary of Principal Terms and Conditions (1)

Arranger and                       CREDIT SUISSE FIRST BOSTON ("CSFB"
Administrative Agent:              or the "Agent").

Lenders: A syndicate of lenders (the "Lenders") arranged by CSFB in consultation with and reasonably acceptable to the Borrower.

Borrower:                          MEDIQ Incorporated (the "Company"
                                   or "Holdco") will establish a new,
                                   wholly owned subsidiary ("Sub" or
                                   the "Borrower") to which it will
                                   contribute all of the Company's
                                   assets.

Acquisition:                       A corporation (the "Acquiror") to be
                                   established by you will acquire (the
                                   "Acquisition") all of the issued and
                                   outstanding shares of capital stock of the Company for a purchase price of $14.50
                                   (consisting of $13.75 of cash and $0.75 of Senior Preferred Stock (as defined below)) per share of common stock pursuant to an acquisition agreement (the "Acquisition
                                   Agreement") to be entered into between the Acquiror and the Company. In connection with the Acquisition (i) you will make or cause to be made a cash equity contribution (the
                                   "Equity Contribution") to the Acquiror in exchange for all of its outstanding capital stock, (ii) the Company will contribute all of its assets to Sub, (iii) the Acquiror will merge with and into the Company (the
                                   "Merger"), (iv) certain existing stockholders of the Company will rollover one million shares of common stock of the

--------
     (1) All capitalized terms used but not defined herein have the meanings given to them in the Commitment Letter to which this term sheet is attached.

                                   Company (the "Rollover Stock") into new
                                   equity of the Company (the "Rollover
                                   Equity"), (v) upon consummation of the
                                   Merger, the Company will have four classes of capital stock outstanding, senior preferred stock (the "Senior Preferred Stock"), rollover preferred stock (the "Rollover Preferred Stock"), junior preferred stock (the "Junior Preferred Stock") and, collectively with the Senior Preferred Stock and the Rollover Preferred Stock, the "Preferred Stock"),(vi) the existing stockholders of the Company will receive $20.0 million ($0.75 per share of common stock) of Senior Preferred Stock, (vii) the Company will issue senior discount debentures for aggregate gross proceeds of $30 million (the "Discount Debentures"), (viii) the Borrower will obtain senior secured credit facilities (the "Senior Bank Facilities") in an aggregate principal amount of $225 million (consisting of $175 million term facilities and a $50 million revolving credit facility) and (ix) the Borrower will issue senior subordinated notes (the "Notes") in an aggregate principal amount of $200 million or, in lieu thereof, obtain Bridge Loans (as defined) in such principal amount as described herein (the Acquisition and the foregoing transactions are collectively referred to herein as the "Transactions").

Bridge Loan Amount:                Up to $200 million aggregate principal
                                   amount.

Rank: The loans to be made hereunder by each of the Lenders (the "Bridge Loans") will be senior subordinated debt of the Borrower, subordinated in right of payment to the Senior Bank Facilities.

Guarantees:                        The obligations of the Borrower under the
                                   Bridge Loans will be unconditionally
                                   guaranteed on a senior subordinated basis by each existing and subsequently organized subsidiary of the Borrower that guarantees the Senior Bank Facilities.


Use of Proceeds:                   The proceeds of the Bridge Loans will be
                                   used, together with the proceeds of the
                                   Senior Bank Facilities, the Discount
                                   Debentures and the Equity Contribution,
                                   solely (i) to finance the Acquisition, (ii) to repay existing indebtedness of the Borrower and (iii) to pay related fees and expenses.

Funding: The Lenders will make the Bridge Loans on a date simultaneous with the consummation of the other Transactions (the date of making such Bridge Loans, the "Closing Date").

Senior Subordinated                The Borrower will use its best efforts to
Notes:                             offer and sell senior subordinated notes of
                                   the Borrower (the "Notes") yielding aggregate gross proceeds of $200 million, in lieu of borrowing the Bridge Loans (the "Offering").

                                   The Borrower's best efforts to offer and sell the Notes in lieu of borrowing the Bridge Loans will include, at a minimum, the following:

                                           (i) as soon as practicable, but in no
                                        event less than 45 days before the date
                                        of the meeting of the stockholders of
                                        the Company held to vote on the Merger
                                        (the "Meeting Date") the Borrower will
                                        deliver to CSFB, NLLC and BNP all
                                        financial statements that would be
                                        required to be included in a

                                        Registration Statement on Form S-1;

                                           (ii) as soon as practicable, but in
                                        no event less than 45 days before the
                                        Meeting Date, the Borrower will deliver
                                        to CSFB, NLLC and BNP an initial draft
                                        of a registration statement on Form S-1
                                        or an offering circular for the
                                        distribution of the Notes containing at
                                        a minimum a description of the business
                                        and management's discussion and
                                        analysis;

                                           (iii) as soon as practicable, but in
                                        no event less than 30 days before the
                                        Meeting Date, the Borrower will deliver
                                        to CSFB, NLLC and BNP a completed
                                        preliminary registration statement on
                                        Form S-1 or offering circular, in form
                                        and substance satisfactory to CSFB, NLLC and BNP, that would be suitable to use on a road show for the sale of the Notes; and

                                           (iv) upon delivery of such completed
                                        registration statement on Form S-1 or
                                        offering circular, the Borrower will
                                        cause its senior management to
                                        participate in a customary road show for the sale of the Notes.

                                   In the event that the Borrower has not issued the Notes prior to the Closing Date, the Borrower will use its best efforts to refinance the Bridge Loans as promptly as practicable after the Closing Date, as further described under "Affirmative Covenants".

Maturity/Exchange:                 The Bridge Loans will mature on the date
                                   which is 364 days after the

                                   Closing Date (the "Bridge Maturity Date").
                                   Each Lender thereof will have the option at any time or from time to time to receive, in exchange for such Bridge Loan or portion thereof, exchange notes of the Borrower (the "Exchange Notes") ranking pari passu with the Bridge Loans and having the terms set forth in the term sheet attached as Annex I to this Exhibit A except that a Lender will not exercise this option prior to the Bridge Maturity Date otherwise than in connection with the sale of the Exchange Notes to an unaffiliated purchaser. If any Lender does not exchange its Bridge Loan for Exchange Notes on or prior to the Bridge Maturity Date, such Lender shall be required to extend the maturity of such loan to another date selected by such Lender. If, on or prior to such extended maturity, such Lender does not exchange its Bridge Loan, such Lender shall be required again to extend the maturity of such Bridge Loan to another date selected by such Lender (provided, however, that such Lender shall not be required to extend the maturity of its Bridge Loans beyond the tenth anniversary of the Closing Date (the "Final Maturity Date")) and this sentence shall apply to each extended maturity of its Bridge Loan prior to the Final Maturity Date.


Interest Rates: Prior to the Bridge Maturity Date, the Bridge Loans will accrue interest at a rate per annum equal to 3 month Adjusted LIBOR plus the Applicable Spread.

                                   The Applicable Spread on the Bridge Loans will initially be 650 basis points and will increase by 50 basis points at the end of each three-month period until the Bridge

                                   Maturity Date; provided, however, that the interest rate on Bridge Loans in effect at any time prior to the Bridge Maturity Date shall not exceed 18% per annum, and cash interest on the Bridge Loans shall not exceed 16% per annum. To the extent the applicable interest on the Bridge Loans exceeds the maximum permitted cash interest, the excess will be added to the principal amount of the Bridge Loans.

                                   Adjusted LIBOR will at all times include any applicable statutory reserves.

                                   In the event that Adjusted LIBOR cannot be determined, or any Lender is unable lawfully to maintain a Bridge Loan accruing interest at Adjusted LIBOR, the affected Bridge Loan will accrue interest until the Bridge Maturity Date at the "Alternate Base Rate", which will be the higher of (i) CSFB's Prime Rate less 1% and (ii) the Federal Funds Effective Rate plus 1/2 of 1%, plus in each case the Applicable Spread.

                                   In no event shall the interest rate on the Bridge Loans exceed the highest rate permitted under applicable law.

                                   Following the Bridge Maturity Date, all
                                   outstanding Bridge Loans will accrue interest at the rate provided for the Exchange Notes in Annex I hereto, subject to the absolute and cash caps therein.

                                   Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days in the case of Bridge Loans based on Adjusted LIBOR (or 365 or 366 days, as the case may be, in the case of Bridge

                                   Loans based on the Alternate Base Rate).

Interest Payments:                 Interest will be payable in arrears (a) for
                                   Bridge Loans accruing interest at a rate based on Adjusted LIBOR, at the end of each Adjusted LIBOR period and on the Bridge
                                   Maturity Date, (b) for Bridge Loans accruing interest at the Alternate Base Rate, at the end of each fiscal quarter of the Borrower following the Closing Date and on the Bridge
                                   Maturity Date and (c) for Bridge Loans
                                   outstanding after the Bridge Maturity Date, at the end of each fiscal quarter of the Borrower following the Bridge Maturity Date and on the date on which such Bridge Loans are repaid in full.

Mandatory                          Subject to compliance with the Senior Bank
Prepayments:                       Facilities, the Bridge Loans will be required
                                   to be prepaid with (a) a percentage to be agreed upon of Excess Cash Flow (to be defined), (b) 100% of the net cash proceeds of all non-ordinary- course asset sales or other dispositions of property by the Borrower and its subsidiaries (including insurance and condemnation proceeds), subject to exceptions to be agreed upon, (c) 100% of the net cash proceeds of issuances of debt obligations of the Borrower and its subsidiaries, subject to exceptions to be agreed upon, and (d) 100% of the net cash proceeds of issuances of equity securities of the Borrower and its subsidiaries, subject to exceptions to be agreed upon.

Optional                           Bridge Loans may be repaid at any time upon
Prepayments:                       five days' prior written notice to the Agent,
                                   in whole or in part at the option of the Borrower, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (other than breakage costs and funding losses).

Payments:                          Payments by the Borrower shall be made by
                                   wire transfer of immediately available funds.

Conditions to                      The obligations of CSFB, NLLC and BNP and the
Closing:                           Lenders to make the Bridge Loans on the
                                   Closing Date shall be subject to the
                                   satisfaction or waiver of conditions
                                   precedent that are usual for facilities and transactions of this type including but not limited to the conditions set forth in Exhibit B to the Commitment Letter.

Representations and                Customary for loans similar to the Bridge
Warranties:                        Loans and such additional representations and
                                   warranties as may reasonably be required by the Agent, including but not limited to: no Default or Event of Default; absence of material adverse change; financial statements; absence of undisclosed material liabilities or material contingent liabilities; compliance with laws; solvency;
                                   no conflicts with laws, charter documents or agreements; good standing; capitalization;
                                   payment of taxes; ownership of properties;
                                   and absence of liens and security interests.

Affirmative Covenants:             Customary for loans similar to the Bridge
                                   Loans and such others as may reasonably be required by the Agent, including but not limited to: use of proceeds; maintenance of corporate existence and rights; compliance with laws; performance of obligations;
                                   maintenance of properties in good repair;
                                   maintenance of appropriate and adequate
                                   insurance; inspection of books and
                                   properties; payment of taxes and other
                                   liabilities; notice of defaults, litigation and other adverse action; delivery of financial statements, financial projections and compliance certificates; and further assurances.

                                   In addition, if the Borrower has not issued the Notes prior to the Closing Date in accordance with its undertaking set forth above under "Senior Subordinated Notes", the Borrower will agree to file a registration statement under the Securities Act or prepare an offering memorandum covering senior subordinated notes of the Borrower (the "Refinancing Securities") to be issued in a public offering or private placement to refinance in full the Bridge Loans (the "Loan Refinancing") and to consummate such Loan Refinancing as soon as possible after the Closing Date in an amount sufficient to refinance all amounts outstanding under the Bridge Loan Documents and on such terms and conditions (including interest rate, yield, redemption prices and dates) as CSFB, NLLC and BNP may in their judgment determine to be appropriate in light of prevailing circumstances and market conditions and the financial condition and prospects of the Borrower; provided, however, that the Borrower shall not be obligated to issue the Refinancing Securities in the Loan Refinancing bearing interest in excess of the maximum interest rate set forth in Annex I applicable to Exchange Notes. The indenture for the Refinancing Securities will be substantially in the form of CSFB's standard indenture for high-yield debt securities, modified as appropriate to reflect the terms of this transaction and the financial condition and prospects of the Borrower and its subsidiaries, and in form and substance reasonably satisfactory to CSFB, NLLC and BNP and the Borrower. If any Refinancing Securities are issued in a transaction not registered under the Securities Act to effect the Loan Refinancing, all such Refinancing Securities shall be entitled to the benefit of registration rights agreements to be entered into by the Borrower in customary form acceptable to CSFB, NLLC and BNP.

Negative Covenants:                Customary for loans similar to the Bridge
                                   Loans and such others as may reasonably be required by the Agent, including but not limited to: limitations on incurrence of indebtedness (including no Senior
                                   Subordinated Debt other than the Bridge
                                   Loans); limitations on loans, investments and joint ventures; limitations on guarantees or other contingent obligations; limitations on restricted payments (including dividends, redemptions and repurchases of capital stock); limitations on fundamental changes
                                   (including limitations on mergers,
                                   acquisitions and asset sales); limitations on sale-leaseback transactions; limitations on transactions with affiliates; limitations on dividend and other payment restrictions affecting subsidiaries; limitations on capital expenditures; limitations on charges in business conducted; limitations on amendment of indebtedness and other material documents; and limitations on prepayment or repurchase of other indebtedness.


Events of Default:                 Customary for loans similar to the Bridge
                                   Loans and others as are reasonably specified by the Agent, including but not limited to:
                                   nonpayment of principal, interest, fees or other amounts when due; violation of covenants; failure of any representation or warranty to be true in all material respects when made or deemed made; cross- default and cross-acceleration; Change in Control;
                                   bankruptcy events; material judgments; ERISA;
                                   and actual or asserted invalidity of any Bridge Loan Document.

Yield Protection and               Customary for facilities of this type.
Increased Costs:


Assignments and Participations:    The Borrower may not assign its rights or
                                   obligations in connection with the Bridge
                                   Loan Documents without the prior written consent of all the Lenders.

                                   Lenders will have the absolute right to
                                   assign Bridge Loans without the consent of the Borrower. Lenders will also have the right to assign their commitments with the consent of the Borrower (such consent not to be unreasonably withheld) and such assignments will be by novation which will release the obligation of the assigning Lender.

                                   Lenders will be permitted to participate their Bridge Loans to other financial institutions; provided, however, that the Lenders granting participations retain the voting rights to such participated amounts. Participants will have the same benefits as the selling Lenders would have with regard to yield protection and increased costs, collateral benefits and provision of information on the Borrower and its subsidiaries.

Voting: Amendments and waivers of any provision of any Bridge Loan Documents will require the approval of Lenders holding commitments or loans, as the case may be, representing a majority of the aggregate amount of commitments or loans, respectively, under the

                                   Bridge Loan Documents, except that the
                                   consent of all affected Lenders shall be required with respect to (a) increases in commitments, (b) reductions of principal, interest or fees and (c) extensions of the Bridge Maturity Date.


Expenses and                       In addition to those out-of-pocket expenses
Indemnification:                   reimbursable under the Commitment Letter, all
                                   out-of-pocket expenses of the Agent (and the Lenders for enforcement costs and documentary taxes) associated with the preparation, execution and delivery of any waiver or modification (whether or not effective) of, and the enforcement of, any Bridge Loan
                                   Document or any document relating to the refinancing of the Bridge Loans (including the reasonable fees, disbursements and other charges of counsel for the Agent) are to be paid by the Borrower.

                                   The Borrower will indemnify the Agent and the other Lenders and their respective officers, directors, employees, affiliates, agents, advisors and controlling persons and hold them harmless from and against all costs, expenses (including any claim or fees, disbursements of counsel) and liabilities arising out of or relating to any claim or any litigation or other proceeding (regardless of whether any such indemnified person is a party thereto) that relate to the Transactions, the Bridge Loans or refinancing thereof or any transactions connected therewith; provided, however, that no indemnified person will be indemnified for any cost, expense or liability to the extent determined by a court of competent jurisdiction in a final and nonappealable judgment to have resulted from its gross negligence or willful misconduct.

Governing Law and                  New York
Forum:

                                                                         Annex I
                                                                    to Exhibit A

                                 Exchange Notes
                  Summary of Principal Terms and Conditions (1)

Issuer: The Borrower will issue Exchange Notes under an indenture that complies with the Trust Indenture Act (the "Indenture").

Principal Amount:                  The Exchange Notes will be available only in
                                   exchange for the Bridge Loans. The face
                                   amount of any Exchange Note will equal 100% of the aggregate principal amount (including any accrued interest not required to be paid in cash) of the Bridge Loan for which it is exchanged.

Maturity:                          The Exchange Notes will mature on the tenth
                                   anniversary of the Closing Date.

Interest Rate:                     Exchange Notes will bear interest at a rate
                                   equal to the Initial Rate (as defined below) plus the Exchange Spread (as defined below).
                                   Notwithstanding the foregoing, the interest rate on Exchange Notes in effect at any time shall not exceed 18% per annum, and to the extent that the interest payable on Exchange
                                   Notes exceeds a rate of 16% per annum, the Borrower may, at its option, cause such excess interest to be paid by issuing additional Exchange Notes in a principal amount equal to such excess portion of interest. Interest on Exchange Notes will be payable semiannually in arrears.

                                   In no event shall the interest rate on the Exchange Notes exceed the

--------
     (1) All capitalized terms used but not defined herein have the meanings given in the Summary of Principal Terms and Conditions of the Bridge Loan Facility to which this Annex I is attached.

                                   highest rate permitted under applicable law.

                                   "Exchange Spread" shall mean 50 basis points during the six-month period commencing on the Bridge Maturity Date and shall increase by 50 basis points at the beginning of each subsequent three-month period.

                                   "Initial Rate" shall be determined on the Bridge Maturity Date and shall be equal to the greater of (a) the interest rate borne by Bridge Loans on the day immediately preceding the Bridge Maturity Date, (b) the Treasury Rate (as defined below) on the Bridge Maturity Date plus the greater of (i) 650 basis points and (ii) the CREDIT SUISSE FIRST BOSTON CORPORATION Single B High Yield Index Treasury Spread on the Bridge Maturity Date plus 275 basis points.

                                   "Treasury Rate" means (i) the rate borne by direct obligations of the United States maturing on the tenth anniversary of the Closing Date and (ii) if there are no such obligations, the rate determined by linear interpolation between the rates borne by the two direct obligations of the United States maturing closest to, but straddling, the tenth anniversary of the Closing Date, in each case as published by the Board of Governors of the Federal Reserve System.

Rank: Exchange Notes will rank pari passu with Bridge Loans but will be subordinated in right of payment to all existing and future senior indebtedness of the Borrower.

Guarantees:                        The obligations of the Borrower under the
                                   Exchange Notes will be unconditionally
                                   guaranteed on a senior subordinated basis by each existing and subsequently organized subsidiary of the Borrower that guarantees the Senior Bank Facilities.

Mandatory Redemption:              Same as Bridge Loans; provided, however, if
                                   any Exchange Notes are sold by a Lender to a third party purchaser, then such Exchange
                                   Notes shall not be mandatorily redeemable but instead, in such circumstance, the Borrower shall make an offer to purchase such Exchange
                                   Notes with the funds that would otherwise have been used for mandatory redemption.

Optional Redemption:               Subject to the following sentence, the
                                   Exchange Notes will be redeemable at the option of the Borrower, in whole or in part, at any time at par plus accrued and unpaid interest to the redemption date. If any Exchange Note is sold by a Lender to a third party purchaser, such Lender shall have the right to fix the interest rate on such Exchange Note at a rate not higher than the then applicable rate of interest and, if such Lender exercises such right, such Exchange
                                   Note will be non-callable until the fifth anniversary of the Closing Date and will be callable thereafter at par plus accrued interest plus a premium, which premium shall initially be one half of the fixed interest rate borne by such Exchange Note declining ratably each year thereafter to zero on the date that is one year prior to the maturity of the Exchange Notes; provided, however, that (i) with respect to any Exchange Notes received in exchange for Bridge Loans prior to the Bridge Maturity Date, such Exchange
                                   Notes shall be callable at par plus accrued interest until the Bridge Maturity Date, and
                                   (ii) such call protection shall not apply to any call for redemption issued prior to the sale to such third party purchaser.

Registration Rights:               The Borrower will use its best efforts to
                                   cause to become effective an exchange offer registration statement or a shelf registration statement no later than the Bridge Maturity Date, and the Borrower will use its best efforts to keep such registration statement effective and available (subject to customary exceptions) until it is no longer needed to permit unrestricted resales of such Exchange Notes, but in no event longer than two years from the date of issuance of any such Exchange
                                   Notes. If the registration statement ceases to be effective or ceases to be useable in connection with resales of such Exchange
                                   Notes (subject to customary exceptions), cash interest will accrue and be payable (in addition to interest otherwise accruing on the Exchange Notes) at a rate of 0.5% per annum until such default shall be cured.

                                   The Borrower agrees, at its expense, to
                                   assist CSFB, NLLC and BNP in connection with resales of any of the Exchange Notes, including making its appropriate senior officers available to CSFB, NLLC and BNP to assist in the preparation of marketing materials relating to any resales, to participate in due diligence sessions and to participate in road shows or other presentations to prospective purchasers of such Exchange Notes.

Exchange Notes                     The Exchange Notes will be delivered on the
Escrowed:                          Closing Date and held, undated, in escrow by
                                   a mutually agreeable fiduciary.

Right to Transfer                  The holders of the Exchange Notes shall have
Exchange Notes:                    the absolute and unconditional right to
                                   transfer such Exchange Notes to any third parties in compliance with applicable law.

Covenants:                         Those typical for an indenture governing
                                   a high-yield senior subordinated note
                                   issue, including a "change in control"
                                   put provision and, to the extent deemed
                                   reasonably necessary by CSFB, NLLC and BNP, certain covenants contained in the Bridge
                                   Loan documentation.

Events of Default:                 Those typical for an indenture governing a
                                   high-yield senior subordinated note issue.

Governing Law and                  New York.
Forum:

                                                                       Exhibit B

                                   CONDITIONS

           The commitments of Credit Suisse First Boston ("CSFB"), NationsBridge, L.L.C. ("NLLC") and Banque Nationale de Paris ("BNP") pursuant to the Bridge Loan Commitment Letter dated as of February 2, 1998 (the "Letter"), shall be subject to the following conditions (capitalized terms used but not defined herein shall, unless otherwise specified, have the meanings assigned to such terms in the Letter):

           (i) the completion, to the reasonable satisfaction of CSFB, NLLC and BNP, of CSFB's, NLLC's and BNP's legal, tax and environmental due diligence investigation of the Acquiror and the Company and their subsidiaries (it being understood that CSFB, NLLC and BNP will promptly notify the Acquiror upon satisfaction of this condition);

           (ii) after the date of the Letter, no information or other matter becomes known to CSFB, NLLC or BNP that CSFB, NLLC or BNP in good faith believes is material and inconsistent in a material and adverse manner with any information or other matter obtained by CSFB, NLLC or BNP during its due diligence investigation;

           (iii) there shall not have occurred or become known to CSFB, NLLC or BNP since December 31, 1997, any event or events, adverse condition or change in or affecting the Acquiror or the Company that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

           (iv) the preparation, execution and delivery of definitive documentation reasonably satisfactory to CSFB, NLLC and BNP in connection with
  (a) the Bridge Loans, (b) the Senior Bank Facilities and (c) the purchase of the Discount Debentures;

           (v) the Transactions shall have been consummated or shall be consummated simultaneously on the Closing Date, in each case in all material respects in accordance with the terms hereof and the terms of the relevant documentation therefor (and without the waiver of any material terms thereof unless CSFB, NLLC and BNP consent to such waiver);

           (vi) CSFB, NLLC and BNP and the Lenders shall be reasonably satisfied as of the Closing Date with (a) the material terms and conditions of (1) each agreement entered into in connection with the Transactions and (2) the Preferred Stock (including the amounts of each class thereof), and (b) all tax and accounting matters relating to the Transactions;

           (vii) there shall be no litigation or administrative proceedings, governmental investigations or other legal or regulatory developments, actual or threatened (in writing), that, singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect or could materially and adversely affect the ability of the Acquiror or the Company to fully and timely perform their respective obligations under the documents executed in connection with the Transactions, or the ability of the parties to consummate the financings or the other Transactions contemplated by the Letter;

           (viii) all requisite governmental authorities (including antitrust or banking authorities in the Applicable Jurisdictions or any other relevant jurisdiction) and third parties shall have approved or consented to the Transactions and the other transactions contemplated by the Letter to the extent required, in each case to the extent failure to obtain such consent or approval could reasonably be expected to have a Material Adverse Effect, and there shall be no governmental or judicial action, actual or threatened (in writing), that has, singly or in the aggregate, a reasonable likelihood of restraining, preventing or imposing materially burdensome conditions on the Transactions or the other transactions contemplated hereby;

           (ix) CSFB, NLLC and BNP and, if applicable, the Lenders, shall have received an opinion (and related going-concern valuation) reasonably satisfactory in all respects to the Lenders and CSFB, NLLC and BNP, as applicable, from an independent valuation firm reasonably satisfactory to the Lenders and CSFB, NLLC and BNP, as applicable, in each case to the effect that, after giving effect to the Transactions, the Company will not (a) be insolvent, (b) be rendered insolvent by the indebtedness incurred in connection therewith, (c) be left with unreasonably small capital with which to engage in its business or (d) have incurred debts beyond its ability to pay such debts as they mature;

           (x) after giving effect to the Transactions and the other transactions contemplated by the Letter, (a) the Acquiror, the Company and their subsidiaries shall have outstanding no indebtedness or preferred stock other than (w) the loans under the Senior Bank Facilities, (x) the Bridge Loan or the Notes, as the case may be, (y) the Discount Debentures and (z) the $10.1 million of exchangeable subordinated debentures due 2003 of which $5.9 million is cash collateralized, the Preferred Stock and other indebtedness or preferred stock to be agreed upon and (b) the total net debt (total debt less immediately available cash) of the Acquiror, the Company and their subsidiaries shall not exceed $410 million (net of the Nutramax note receivable of $5.9 million);

           (xi) customary closing conditions for transactions similar to the Bridge Loans, the Senior Bank Facilities and the purchase of the Discount Debentures, as applicable, including without limitation (a) the accuracy of all representations and warranties (including a customary representation and warranty in form satisfactory to CSFB, NLLC and BNP relating to all Information and Projections provided to CSFB, NLLC or BNP by the Sponsor, the Company or any of their representatives), (b) the absence of any defaults, prepayment events or creation of liens under debt instruments or other agreements as a result of the Transactions and the other transactions contemplated by the Letter (other than (i) with respect to the $10.1 million of exchangeable subordinated debentures due 2003, the Repurchase Right (as defined in the indenture with respect thereto) and (ii) the Company's existing Credit Facility that will be refinanced in connection with the Transactions),
  (c) the absence of any material adverse change in the capital, corporate and organizational structure of the Acquiror, the Company and their subsidiaries,
  (d) first-priority perfected security interests in the Collateral, (e) compliance with applicable laws and regulations (including employee health and safety, margin regulations and environmental laws), (f) obtaining reasonably satisfactory insurance, (g) evidence of authority, (h) consents of all relevant persons, and (i) the receipt by CSFB of reasonably satisfactory legal opinions and accountants' comfort letters;

           (xii) there shall not have occurred after the date of the Letter (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in any Applicable Jurisdiction, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in any Applicable Jurisdiction, (c) the commencement of a war, armed hostilities or other international or national calamity or emergency, directly or indirectly involving any Applicable Jurisdiction, (d) any material limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit by banks or other lending institutions,
  (e) in the case of the foregoing clauses (c) and (d), a material escalation or worsening thereof, or (f) any other material adverse change in banking or capital market conditions that has had or reasonably could be expected to have a material adverse effect on, or has materially impaired, the syndication of leveraged bank credit facilities or the consummation of high-yield offerings, as the case may be, that CSFB, NLLC or BNP shall reasonably determine makes it impracticable to consummate (A) the Note Offering or the syndication of the Bridge Loans, as the case may be, (B) the Discount Debenture Offering or (C) the syndication of the Senior Bank Facilities, in each case prior to the termination of the marketing period with respect thereto;

           (xiii) CSFB's, NLLC's and BNP's satisfaction that, immediately prior to and during the marketing period for (a) the Note Offering or the syndication of the Bridge Loans, as the case may be, (b) the Discount Debenture Offering and (c) the Senior Bank Facilities, there shall be no competing issues of debt securities or commercial bank facilities (other than the Senior Bank Facilities, the Discount Debenture Offering, the Note Offering or the Bridge Loans, as applicable) of the Acquiror, the Company or any of their respective affiliates;

           (xiv) the receipt by CSFB, NLLC and BNP and, if applicable, the Lenders, on or before the closing of the Transactions, of financial statements of the Company (including notes thereto), consisting of (a) audited balance sheets as of the end of each period in the two fiscal-year period ended September 30, 1997, (b) audited statements of operations and cash flows for each period in the three fiscal-year period ended September 30, 1997, and pro forma statements of operations for the fiscal year ended September 30, 1997,
  (c) consolidated and consolidating
  financial statements for each period in the three fiscal-year period ending September 30, 1997, and supporting documentation satisfactory to CSFB, NLLC and BNP, and (d) comparable unaudited historical and pro forma interim financial statements covering all quarterly or other appropriate periods subsequent to September 30, 1997, and (e) such other financial statements as may be reasonably requested by CSFB, NLLC or BNP (including financial statements of the Acquiror), and all such financial statements, historical or pro forma, delivered pursuant to this paragraph (xiv) shall be in compliance with the requirements of Regulation S-X for a public offering registered under the Securities Act of 1933, as amended, and shall not be materially inconsistent with financial statements previously provided to CSFB, NLLC or BNP or, if applicable, the Lenders;

           (xv) the ratio of the Company's and Sub's pro forma Total Debt (to be defined) to pro forma EBITDA for (a) the 12-month period ended March 31, 1998, if the Company's Quarterly Report on Form 10-Q for the second quarter of fiscal year 1998 ("Form 10-Q") has been or is required to have been filed with the Securities and Exchange Commission, or (b) the 12- month period ended December 31, 1997, if the Form 10-Q has not been so filed and is not required to have been so filed, shall not exceed (a) with respect to the Company, 6.5 to 1.0, and (b) with respect to the Sub, 6.0 to 1.0;

           (xvi) payment of applicable fees and expenses pursuant to the terms of the Senior Secured Credit Facility Fee Letter, the Bridge Fee Letter and the Discount Debenture Fee Letter; and

           (xvii) the Warrants shall have been issued and placed into escrow for the benefit of the Lenders in accordance with the terms of the Bridge Loan Warrant Letter and the Discount Debenture Warrant Letter.

           A "Material Adverse Effect" shall mean the result of one or more events, changes or effects which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on (i) the business, results of operations, property, condition (financial or otherwise) or prospects of the Acquiror, the Company and their respective subsidiaries, taken as a whole, or (ii) the validity or enforceability of any of the documents entered into in connection with the Transactions or the other transactions contemplated by the Letter or the rights, remedies and benefits available to the parties thereunder.

           "Applicable Jurisdiction" means the United States and New York State.